Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10100

VIA EDGAR AND OVERNIGHT COURIER

August 3, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4720
Attention: Ms. Barbara C. Jacobs

Re:	IntraLinks Holdings, Inc.
Registration Statement on Form S-1
File No. 333-165991

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join IntraLinks Holdings, Inc. (the “Company”) in requesting that the effective date of the above-referenced registration statement be accelerated to Thursday, August 5, 2010, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from July 21, 2010 through the date hereof, the undersigned effected the following approximate distribution of copies of the Company’s Preliminary Prospectus dated July 20, 2010:

(i)	Number of prospective underwriters to whom the Preliminary Prospectus was furnished: 7

(ii)	Number of Preliminary Prospectuses furnished to investors: approximately 6,446

(iii)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, and underwriters’ counsel: approximately 205

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Morgan Stanley & Co. Incorporated Deutsche Bank Securities Inc. Credit Suisse Securities (USA) LLC Acting severally on behalf of themselves and as representatives of the several underwriters
By:	Morgan Stanley & Co. Incorporated

By:	/s/ Ankur Luther
	Name:	Ankur Luther
	Title:	Vice President

By:	Deutsche Bank Securities Inc.

By:	/s/ John Reed
	Name:	John Reed
	Title:	Director

By:	/s/ Frank Windels
	Name:	Frank Windels
	Title:	Director

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Michael Kanterman
	Name:	Michael Kanterman
	Title:	Director

cc:	Stephen M. Davis, Esq.
Edward A. King, Esq.
Goodwin Procter LLP
J. Andrew Damico
Anthony Plesner
Gary Hirsch
IntraLinks Holdings, Inc.
Ronald A. Fleming
Pillsbury Winthrop Shaw Pittman LLP
Jamie John
Christine Davis
Matthew Crispino
United States Securities and Exchange Commission